Filed by InterMedia Outdoor Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934
Subject Company: Outdoor Channel Holdings, Inc.
Commission File No.: 000-17287

The following is a press release of Outdoor Channel Holdings, Inc. (“Outdoor Channel”) announcing an adjournment of the special meeting of stockholders and an extension of the election deadline in connection with the proposed acquisition of Outdoor Channel by InterMedia Outdoor Holdings, Inc.

OUTDOOR CHANNEL ANNOUNCES INTENTION TO ADJOURN SPECIAL
MEETING OF STOCKHOLDERS AND EXTENSION OF STOCKHOLDER
ELECTION DEADLINE

TEMECULA, Calif.—March 8, 2013—Outdoor Channel Holdings, Inc. (NASDAQ: OUTD)(the “Company” or “Outdoor Channel”) today announced that it intends to adjourn its special meeting of stockholders that is scheduled to be held at 9:00 a.m., Pacific Time, on March 13, 2013, without conducting any business.  The special meeting is expected to be adjourned to 9:00 a.m., Pacific Time, on March 22, 2013.  The location of such reconvened special meeting will remain Outdoor Channel’s facilities located at 43455 Business Park Drive in Temecula, California.

The special meeting is being called to seek stockholder approval of, among other things, the adoption of Outdoor Channel’s merger agreement with InterMedia Outdoors Holdings, LLC, InterMedia Outdoor Holdings, Inc. (“IMOH”) and certain of their affiliates (collectively, “InterMedia”) dated as of November 15, 2012 (the “InterMedia Agreement”).  The proposals set out in Outdoor Channel’s notice of special meeting of stockholders dated February 12, 2013 will be considered and voted on at such time as the adjourned special meeting of stockholders is reconvened.

As previously announced on March 4, 2013, Outdoor Channel received a proposal submitted by Kroenke Sports & Entertainment, LLC (“KSE”) to acquire all outstanding shares of Outdoor Channel common stock in an all-cash transaction at a price of $8.75 per share.  Yesterday, Outdoor Channel announced that the Outdoor Channel board of directors, after consultation with its outside legal counsel and financial advisor, unanimously determined that the KSE proposal constitutes a “Superior Proposal” as such term is defined in InterMedia Agreement.  In accordance with the terms of the InterMedia Agreement, Outdoor Channel notified InterMedia of its intention to terminate the InterMedia Agreement, subject to InterMedia's right to propose, within four business days of such notice, changes to the terms of the InterMedia Agreement that would, in the good faith judgment of the Outdoor Channel board (after consultation with outside legal counsel and financial advisors), cause the KSE proposal to no longer constitute a Superior Proposal.  In light of this announcement, Outdoor Channel has determined that it is in the best interests of its stockholders to adjourn the special meeting until such time that the four business-day period has expired and all relevant information relating thereto has been made available to its stockholders.

Stockholders do not need to take any action at this time.  Outdoor Channel will make additional disclosure in advance of the reconvened special meeting, and stockholders will have an opportunity to change its vote at any time prior to the vote at the reconvened special meeting.  If an Outdoor Channel stockholder has previously submitted its proxy card or voted by internet or telephone and does not currently wish to change its vote, no further action is required by such stockholder.  If an Outdoor Channel stockholder would like to vote or change its vote, please refer to the instructions provided in the definitive proxy statement/prospectus.  The record date for Outdoor Channel stockholders entitled to vote at the special meeting remains January 25, 2013.

Outdoor Channel also announced today that it and InterMedia have agreed to extend the deadline for Outdoor Channel stockholders to elect the form of merger consideration they wish to receive in connection with the proposed acquisition of Outdoor Channel by InterMedia to 5:00 P.M., New York City time, to March 20, 2013 (the “Election Deadline”).  As previously announced, Outdoor Channel stockholders can elect, for each share of Outdoor Channel common stock held, either cash, IMOH common stock, or a mix of cash and IMOH common stock, according to the terms set forth in the proxy statement/prospectus.  Elections for all cash and elections for all stock may be subject to proration.

In order for an election to be effective, the exchange agent, Computershare Trust Co., must receive a properly completed Election Form and Letter of Transmittal prior to the Election Deadline.  Outdoor Channel stockholders who have already submitted a completed Election Form and Letter of Transmittal, but wish to change their consideration election, may withdraw such submission and resubmit a new Election Form and Letter of Transmittal to the exchange agent prior to the Election Deadline.

Copies of the Election Form and Letter of Transmittal and proxy statement/prospectus were mailed to Outdoor Channel stockholders on or about February 12, 2013, and contain additional information regarding the transaction, submitting your vote and making a consideration election.  Outdoor Channel stockholders are urged to carefully review the proxy statement/prospectus and the other materials included or incorporated by reference therein.

If you have any questions, or require assistance in voting your proxy, please call Georgeson Inc., who is acting as the proxy solicitor and the information agent for the transaction, at (888) 293-6812 (toll free) or (212) 440-9800 (banks and brokers).

About Outdoor Channel Holdings, Inc.

Outdoor Channel Holdings, Inc. owns and operates Outdoor Channel and Winnercomm Inc. Nielsen estimated that Outdoor Channel had approximately 39.1 million cable, satellite and telco subscribers for March 2013. Outdoor Channel offers programming that captures the excitement of hunting, fishing, shooting, adventure and the Western lifestyle and can be viewed on multiple platforms including high definition, video-on-demand, as well as on a dynamic broadband website. Winnercomm is one of America’s leading and highest quality producers of live sporting events and sports series for cable and broadcast television. The Company also owns and operates the SkyCam and CableCam aerial camera systems which provide dramatic overhead camera angles for major sports events, including college and NFL football.

Safe Harbor Statement

Certain matters discussed in this news release, with the exception of historical matters, may be forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release.  You should understand that the following important factors, in addition to those risk factors disclosed in the Company’s current and periodic reporting filed with the SEC and those discussed in “Risk Factors” in the Registration Statement on Form S-4 filed by IMOH (with respect to the proposed acquisition by InterMedia) and in the documents which are incorporated by reference therein, could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

●	the risk that the KSE proposal will not lead to the termination of the InterMedia Agreement and the execution of a merger agreement with KSE, or that the KSE approval will be approved or consummated;

●	failure of InterMedia and Outdoor Channel to enter into an amendment to the InterMedia Agreement that would, in the good faith judgment of the Outdoor Channel board (after consultation with outside legal counsel and financial advisors), cause the KSE proposal to no longer constitute a Superior Proposal;

●
the risk that, if the KSE proposal does not lead to the execution of a merger agreement with KSE, that the Company stockholders will not adopt the InterMedia Agreement and the proposed acquisition by InterMedia will not be consummated; and

●	the risk that, due to proration under the terms of the InterMedia Agreement, stockholders may not receive the form of consideration that they have elected.

The Company also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. The Company undertakes no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is being made in respect of a proposed business combination involving Outdoor Channel and InterMedia. In connection with the proposed transaction, the Registration Statement on Form S-4, as amended (Registration No. 333-185106), filed by IMOH on November 21, 2012 with the SEC, that includes the proxy statement of Outdoor Channel and that also constitutes a prospectus of IMOH, was declared effective on February 11, 2013.

On February 12, 2013, Outdoor Channel commenced the mailing of the definitive proxy statement/prospectus with respect to the transaction to stockholders of Outdoor Channel. OUTDOOR CHANNEL URGES INVESTORS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS INCLUDED AND INCORPORATED THEREIN AND FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Outdoor Channel through the web site maintained by the SEC at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents filed with the SEC can also be obtained on Outdoor Channel’s website at www.outdoorchannel.com.

CONTACT:
For Company:
Tom Allen Executive Vice President, Chief Operating Officer/
Chief Financial Officer
800-770-5750
tallen@outdoorchannel.com

For Investors:
Chris Plunkett
Brainerd Communicators, Inc.
212-986-6667
plunkett@braincomm.com